ANNEX 1 — SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period from 11 November 2011 to
3 January 2012

DATE	DETAILS

3 January 2012	Voting rights and capital (end December 2011 issued share capital confirmed plus transfer of shares from treasury)

12 December 2011	Voting rights and capital (transfer of shares from treasury)

8 December 2011	Voting rights and capital (transfer of shares from treasury)

8 December 2011	Directors Interests-Share Incentive Plan-monthly update

2 December 2011	Directors’ Share Interests- Tom King Disposal

2 December 2011	Voting rights and capital (transfer of shares from treasury)

1 December 2011	Voting rights and capital (end November issued share capital confirmed)

30 November 2011	Voting rights and capital (transfer of shares from treasury)

29 November 2011	Performance Share Plan- November 2007 Award- Release

14 November 2011	Voting rights and capital (transfer of shares from treasury)

Note: During the period ‘same day’ Forms 6-K were issued in respect of the following announcements:

16	December 2011: New York regulatory commission approves deferral account recovery of $240 million.

16	December 2011: Long Island Power Authority Management Services Agreement to end in December 2013.

15	December 2011: UK Transmission regulatory price controls final proposals

7	December 2011: Publication of RIIO-GD1 Business Plans for 2013-2021

7	December 2011: Scrip Dividend for 2011/12 Interim Dividend

17	November 2011: Half year report for the six months ended 30 September 2010 (unaudited)